Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

RECORD FIRST QUARTER RESULTS

Shakopee, MN – May 12, 2022 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported record financial results for the first quarter ended March 31, 2022.

($ in thousands, except per share data and percentages)

	Three Months Ended March 31,
	2022	2021(1)	Increase
Net revenues (2)	$13,638	$9,226	48%

Net income (2)	$1,774	$551	222%

Adjusted EBITDA (3)	$3,547	$1,422	149%

Basic EPS	$0.37	$0.12	217%
Diluted EPS	$0.36	$0.12	214%

(1)

Financial results for the 2021 first quarter reflect the impact of the COVID-19 pandemic, including the state-mandated closure of Canterbury Park January 1, 2021 through January 10, 2021. Canterbury Park re-opened on January 11, 2021 with a capacity limitation of 150 guests per designated area; the capacity limitation was subsequently increased on February 13, 2021 to 250 guests per designated area. First quarter 2022 reflects no closures or capacity limitations.

(2)

Net revenues and net income for the three-month period ended March 31, 2021 include $515,000 in grant funds received as a result of the Minnesota COVID-19 relief package that was passed into law in December 2020.

(3)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“Canterbury Park’s record first quarter results highlight the underlying strength of our operations as we continue our post-pandemic recovery. Revenue grew 48% year over year to $13.6 million in the quarter and adjusted EBITDA grew 149% year over year to $3.5 million, representing our second highest ever adjusted EBITDA quarter,” said Randy Sampson, President and Chief Executive Officer of Canterbury. “The strong first quarter financial performance was driven by ongoing momentum in our Card Casino operations where we continue to benefit from higher levels of visitation and spend per visit, with trips from rated players rising 32%. In addition, our events and food and beverage businesses benefited from a return to a more normalized events calendar, including the return of popular events such as ISOC snowmobile racing, Extreme Horse Skijor races, the M8 Pool Tournament, the Minnesota Deer and Turkey Classic and a first-time event, the Lake Home and Cabin Show.

“We remain focused on managing our cost structure and implementing new operating practices to maintain our increased operating margins, and our success with these efforts is helping to offset inflation and higher labor expense. Our success is noteworthy as Adjusted EBITDA as a percentage of total revenue was a quarterly record 26%, an increase from our previous quarterly record of 24% achieved in the 2021 third quarter. Looking forward, while we expect labor and other cost pressures will continue to present challenges, we are confident that the operational changes we’ve implemented, combined with our team’s tireless efforts to efficiently manage our business and provide guests with great entertainment, has positioned Canterbury Park to maintain higher margins for the remainder of 2022 compared to pre-pandemic periods.

“Momentum at Canterbury Commons™ was evident in the quarter as ongoing development continued and we attracted new real estate development partners. As announced earlier this year, we entered into an agreement to sell 40 acres of land to Swervo Development Corporation (“Swervo”) to develop a 19,000-seat concert amphitheater east of the racetrack facing Canterbury Road. Community response to the project has been favorable and the comprehensive approval process is now underway. We believe the creation of a world class outdoor music venue fits well with our goal of finding complementary development projects that will drive traffic to Canterbury Park and Canterbury Commons. We look forward to continuing our work with Swervo, local authorities, the Minnesota Racing Commission and other stakeholders to move towards full approval of the amphitheater project in the third quarter of 2022. At the same time, our other partners are making consistent progress with their respective residential and commercial developments which we believe highlights Canterbury Commons’ clear pathway towards becoming a vibrant lifestyle and entertainment destination in Shakopee.

“Looking at the balance of 2022, we anticipate continued top-line growth in our existing business as operations further normalize and the busy summer season approaches. We also continue to review strategic transactions where we can leverage our operating expertise and strong financial position to expand the markets we operate in, diversify our business and grow our operating results. As we evaluate these opportunities to further transform our business, we will proceed with long-term shareholder growth as our key guiding principle. Shareholders will also benefit from the ongoing development of Canterbury Commons where we are attracting high-profile tenants and high traffic offerings that are designed to ultimately benefit our entire enterprise. Canterbury Park’s future continues to remain bright, and the year ahead is expected to bring continued growth across our business.”

Canterbury Commons Development Update

Phase I of the upscale Triple Crown Residences at Canterbury Park is approximately 90% leased. Doran Companies has begun construction of Phase II of the project, with construction of the parking structure and utilities now underway. Phase II is expected to be fully completed by Fall 2023, with occupancy available in phases starting in Spring 2023.

Via a joint venture, Greystone Construction and Canterbury Park have now leased 85% of the Greystone headquarters building and continue to make progress on selecting end users for the balance of the 13-acre site. The parties recently signed letters of intent with a brewery operator and a restaurant operator and are currently negotiating leases with them for a new co-tenant, 10,000 square feet building which is currently in the design phase. In March 2022, the joint venture contributed approximately 3.5 acres of land to a development partnership to build 147 units of senior market rate apartments under the brand name Omry. The Omry residential development is expected to be completed by Fall 2023.

Pulte Homes of Minnesota continues to make progress on the 63-unit first phase of its new row home and townhome residences, with sales ongoing and six buildings containing 31 units currently under construction. The closing on the sale to Pulte of the 46-unit second phase is expected to be completed in May 2022. Adjacent to Pulte’s Canterbury Crossings development, Lifestyle Communities is in the pre-sales phase for its new cooperative community (branded “Artessa at Canterbury Park”) which will feature a 56-unit, four-story building with over 5,000 square feet of amenity spaces. Lifestyle Communities plans to begin construction in Fall 2022.

In February 2022, the Company announced plans to sell approximately 40 acres in the northeast corner of the property – along Canterbury Road and Unbridled Avenue – to Minneapolis-based Swervo for the development of a state-of-the-art, 19,000-seat amphitheater, subject to state and local regulatory approvals. Swervo has made significant progress on the planning, infrastructure, architecture and engineering for the project. The Company understands Swervo plans to seek final entitlement and development approvals from the Shakopee Planning Commission and City Council in the third quarter of 2022. Assuming the approvals are granted, the planned amphitheater could open as early as 2023. Furthermore, Canterbury continues to refine its barn and dormitory reconstruction plans which it expects to present to the Minnesota Racing Commission for approval in the third quarter of 2022.

Developer and partner selection for the remaining 40 acres of Canterbury Commons continues. The primary focus for future projects will be on entertainment, office, retail, hotel, and restaurant uses. Canterbury expects to make additional new partner announcements in the future.

Summary of 2022 First Quarter Operating Results

Net revenues for the three months ended March 31, 2022 increased 47.8% to $13.6 million, compared to $9.2 million in the same period last year. The year-over-year increase reflects improved performance across the Company’s operations, the success of targeted marketing efforts, and an expanded 2022 first quarter events calendar which helped drive higher visitation and spend in other areas of the Company’s operations.

Operating expenses for the three months ended March 31, 2022 were $11.2 million, an increase of $3.3 million, or 41.0%, compared to operating expenses of $8.0 million for the same period in 2021. The year-over-year increase reflects a full quarter of normal operations compared to the prior year period which was impacted by the temporary shutdown of operations from January 1 through January 10, 2021 and capacity limits during the quarter.

The Company recorded a loss from equity investment of $240,000 and $638,000 for the three months ended March 31, 2022 and 2021, respectively, primarily related to its share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures that are developing the Triple Crown Residences. The 2022 first quarter loss was partially offset by a one-time gain recorded from the Canterbury DBSV joint venture as a result of Canterbury DBSV transferring a parcel of land to another joint venture for the Omry development.

The Company recorded income tax expense of $606,000 and $252,000 for the three months ended March 31, 2022 and 2021, respectively.

The Company recorded net income and diluted earnings per share of $1.8 million and $0.36, respectively, for the three months ended March 31, 2022. The Company recorded net income and diluted earnings per share of $551,000 and $0.12, respectively, for the three months ended March 31, 2021.

Adjusted EBITDA, a non-GAAP measure, increased 149.4% to $3.5 million in the 2022 first quarter, compared to $1.4 million in the 2021 first quarter.

Additional Financial Information

Further financial information for the first quarter ended March 31, 2022 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense, depreciation and amortization, as well as excluding depreciation and amortization related to equity investments, interest expense related to equity investments, and grant money received from the Minnesota COVID-19 relief package. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to December. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: our Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community contains both affirmative and negative covenants that restrict our business and limit our ability to pursue certain changes to gaming laws, even if such activities or changes would be in the best interests of our company; our dependence on the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community for purse enhancement payments and marketing payments, which may not continue after 2022; the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations during portions of 2020 and 2021 and may be required to do so again in 2022, that we were required to limit visitors and engage in new cleaning protocols, social distancing measures and other changes to our racetrack and card casino operations to comply with state law and health protocols and reductions in the number of visitors due to their COVID-19 concerns; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by law.

Investor Contacts:

Randy Dehmer	Richard Land, Jim Leahy
Senior Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com
952-233-4828 or investorrelations@canterburypark.com

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended
	March 31,
	2022	2021
Net Operating Revenues	$13,637,972	$9,225,542
Operating Expenses	(11,211,736)	(7,953,431)
Income from Operations	2,426,236	1,272,111
Other Loss, net	(46,682)	(468,394)
Income Tax Expense	(605,641)	(252,224)
Net Income	$1,773,913	$551,493
Basic Net Income Per Common Share	$0.37	$0.12
Diluted Net Income Per Common Share	$0.36	$0.12

RECONCILIATION OF NET INCOME TO EBITDA

AND ADJUSTED EBITDA (UNAUDITED)

	Three months ended
	March 31,
	2022	2021
NET INCOME	$1,773,913	$551,493
Interest income, net	(192,840)	(169,310)
Income tax expense	605,641	252,224
Depreciation	745,949	689,585
EBITDA	2,932,663	1,323,992
Depreciation and amortization related to equity investments	421,323	393,673
Interest expense related to equity investments	192,813	219,195
Other revenue, COVID-19 relief grants	—	(515,000)
ADJUSTED EBITDA	$3,546,799	$1,421,860